EXHIBIT 99.1

Acasti Pharma Awarded Composition-of-Matter Patent by the U.S. Patent and Trademark Office

LAVAL, Québec, July 24, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Company”) (NASDAQ:ACST) (TSX-V:ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced it has received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) on its composition-of-matter patent application for “Concentrated Therapeutic Phospholipid Compositions.” The patent provides comprehensive coverage over a broad range of concentrated therapeutic phospholipid compositions.

Pierre Lemieux, Ph.D., COO and CSO of Acasti, commented, “We believe that this composition-of-matter patent awarded by the USPTO is the most important type of patent for a biopharma company such as ours, conveying protection for any application and usage of the composition. This patent award significantly expands our IP protection in the US, by not only encompassing the unique formulation, but it also complements our existing protections on the method of use, and follows similar composition-of-matter and method-of-use patents we have been granted in the US and in other countries.”

Jan D’Alvise, president and CEO of Acasti, commented, “This Notice of Allowance on our composition patent application in the United States is a major milestone as we advance our strategic and partnering discussions.  Given our strong intellectual property protection, and the clinical benefits derived from our unique omega-3 phospholipid composition, we firmly believe CaPre has the potential to become best-in-class. If our phase 3 data replicates our phase 2 clinical results, this will reaffirm that CaPre’s proprietary formulation could address the market need for an effective, safe and well-absorbing omega-3 therapeutic that has a positive impact on the major blood lipids associated with cardiovascular disease risk.  Moreover, we believe that this market is likely to expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies.”

About CaPre (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids which allows for better absorption into the body. Acasti believes that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by triglycerides (as in dietary supplements) or as ethyl esters in other prescription omega-3 drugs, which must then undergo additional digestion before they are ready for transport in the bloodstream. Acasti’s CaPre Phase 3 program is currently underway.

About Acasti Pharma

Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The Company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies (REDUCE-IT and STRENGTH). Acasti may need to conduct at least one additional clinical trial to expand CaPre’s indications to this segment.  Acasti’s strategy is to commercialize CaPre in the U.S. and the Company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “should,” “may,” “will,” “plans,” “continue” or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre, including the timing and results of those trials; and CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG).

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
Tel:  450-686-4555
Email:  info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel:  212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod / Bristol Capital Ltd.
Tel:  905-326-1888 ext 10
Email:  glen@bristolir.com